UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-8711
Report For Period:  July 1, 2000 to December 31, 2000



In the Matter of:

PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION





      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C., Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 2000 to December 31, 2000.


1) Description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period

o The RIKA Companies continues to add relay test macros to their standard Ultra-test software package. They have completed a "vector program" which allows the user to do quick analysis of the real and reactive power components during relay testing.

o The RIKA Companies continue to refine and improve their database product adding new features and interfaces. Most of development involves creating links to enterprise-wide software packages being employed in the utility industry such as SAP. This software database is used to integrate the multiple substation/relay maintenance and testing software programs available on the market.


2) Description of any software or ancillary services provided to PSO by the RIKA Companies during the period
        -----------------------------------------------------------------------

o In 1997, CSW completed the purchase and installation of the Ultra-test relay testing package for each of its four electric operating companies, including PSO. American Electric Power also uses the Ultra-test product making the product a company standard for the merged American Electric Power/ Central and South West Corporation. The RIKA Companies provide ongoing maintenance and support of the product.

o CSW has purchased the software database product. Whether this product will continue to be used within the new American Electric Power organization has yet to be determined.

o The RIKA Companies continue to provide a small amount of basic and advanced relay testing training.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of
       ------------------------------------------------------------------------
        its debt and equity holdings in the RIKA Companies
        --------------------------------------------------

o RIKA continues to experience relatively slow growth and requires all available cash in order to provide working capital for operations. As a result, PSO recorded no interest income in the first half 2000. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. PSO's cumulative interest received from the RIKA Companies is $45,874.

o The RIKA Companies paid no dividends to PSO during the reporting period nor cumulatively.



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4)      Statement  regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interest held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies

                   No events of default, change in the voting interest or any exercise of control occurred during the reporting period.



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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 23rd day of February 2001.

                                                  Public Service Company
                                                  of Oklahoma

                                                  /s/    Armando Pena
                                                         Armando Pena
                                                         Treasurer